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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No.____________)*

         AMERICAN ARTISTS FILM CORPORATION (formerly Setab Alpha, Inc.)
         -------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.001 per share
               ------------------------------------------------
                        (Title of Class of Securities)

                                   023066106
                           ------------------------
                                (CUSIP Number)

              J. Eric Van Atta, American Artists Film Corporation
    1245 Fowler Street, NW, Atlanta, Georgia 30318     Tel. (404) 876-7373
    ----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 7, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  023866106                                     Page 2 of 7 Pages
         -------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Glen Curtiss Warren
    Soc. Sec. No. ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF          None
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY        320,835 Class A (including 320,635 shares of Class B Common
    EACH           Stock convertible into Class A shares)
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           320,835 Class A (including 320,635 shares of Class B Common
                   Stock convertible into Class A shares)
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     320,835 Class A (including 320,635 shares of Class B Common Stock convertible into Class A shares)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     (a) This statement relates to Class A Common Stock, par value $0.001 per share, of American Artists Film Corporation, a Missouri corporation.

     (b) The name and address of the principal executive offices of the issuer (the "Issuer" or "AAFC-Missouri") of such securities is:

               American Artists Film Corporation
               1245 Fowler Street, NW
               Atlanta, Georgia  30318

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The person filing this statement (the "Filer") is Glen Curtiss Warren.

     (b) The business address for the Filer is:

               Warren & Stringer Neurological Surgery
               10 Lakeland Circle
               Jackson, MS  39216-5093

     (c) The present principal occupation or employment of the Filer, and the name, principal business and address of the corporation or other organization in which such employment is conducted, are as follows:

               Neurosurgeon
               Warren & Stringer Neurological Surgery
               10 Lakeland Circle
               Jackson, MS  39216-5093

     (d) The Filer has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Filer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Filer is a citizen of the United States of America.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Class A Common Stock of the Issuer owned of record and beneficially by the Filer were acquired by the Filer in the merger, effective October 7, 1996, of American Artists Film corporation ("AAFC-Georgia"), a Georgia corporation, into Setab Alpha, Inc., a Missouri corporation that as the surviving corporation of the merger was renamed American Artists Film Corporation ("AAFC-Missouri" or the "Issuer"). In the merger the shares of Common Stock, par value $0.001 per share, of AAFC-Georgia held by the Filer were converted into shares of Class A and Class B Common Stock, par value $0.001 per share, of the Issuer, AAFC-Missouri. The offer of the shares issued in the merger was registered with the Securities and Exchange Commission on Form S-4, Registration Statement No. 333-4159, effective September 16, 1996.

     As described in the above-referenced Registration Statement, the shares of AAFC-Georgia owned by the Filer prior to the merger of AAFC-Georgia into AAFC-Missouri were acquired by the Filer contemporaneously with the organization of AAFC-Georgia in July 1991 and thereafter in various purchases from AAFC-Georgia through August 22, 1995, utilizing Filer's personal funds.


ITEM 4.  PURPOSE OF TRANSACTION

     The purposes of the merger in which the Filer acquired the shares of the Issuer in exchange for shares of AAFC-Georgia were (i) to open the possibility that the surviving corporation of the merger, AAFC-Missouri, would have access to additional equity financing, (ii) to gain the additional liquidity of the surviving corporation's common stock as compared to the common stock of AAFC-Georgia, and (iii) to be able to offer to key employees of the surviving corporation meaningful benefits in the form of incentive and other stock options in a publicly-traded corporation.

     (a) As indicated in Registration No. 333-4159 on Form S-4, effective September 16, 1996, the Filer expects that the Issuer will issue debt or equity securities to meet the external financing needs of the Issuer resulting from continued operating losses that are anticipated through at least the fourth quarter of 1996. There can be no assurance that such finding will be available or, if available, that it will be available on acceptable terms.

     (b) The Filer has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (c) The Filer has no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (d) Except as stated in subparagraph (a) above, the Filer has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (e) The Filer has no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

     (f) The Filer has no plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (g) The Filer has no plans or proposals which relate to or would result in causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (h) The Filer has no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (i) The Filer has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Filer owns beneficially 320,835 shares of Class A Common Stock, par value $0.001 per share, of the Issuer, including 320,635 shares of Class B Common Stock, par value $0.001 par value, owned by the Filer which (in accordance with the Issuer's Articles of Incorporation) are convertible at the Filer's option into an equal number of shares of Class A Common Stock. Assuming conversion of the Filer's Class B shares into Class A shares, the Filer's shares comprise 31.0% of the outstanding Class A shares. (The numbers of shares described above include 100 Class A shares and 12,315 Class B shares owned by the Filer's wife, as to which the File disclaims beneficial ownership.)

     (b) The Filer has sole power to dispose or to direct the disposition of the shares beneficially owned. The Filer has sole power to vote or direct the vote of such shares, except that the Filer, Rex Hauck, Vivian W. Jones and and Steven
D. Brown are parties to an agreement under which they have agreed to vote all of their shares of the Issuer as a block in accordance with the majority vote (by shares) among themselves. The following is information concerning the identity and background of such other persons:

     Rex Hauck
     ---------

     Business address:  American Artists Film Corporation
                        1245 Fowler Street, NW
                        Atlanta, GA  30318

     Employment:        Co-Chairman of the Board of Directors and
                          Co-President
                        American Artists Film Corporation
                        (a television and film production and
                          development company)
                        1245 Fowler Street, NW
                        Atlanta, GA  30318

     Vivian W. Jones
     ---------------

     Business address:  American Artists Film Corporation
                        1245 Fowler Street, NW
                        Atlanta, GA  30318

     Employment:        Co-President
                        American Artists Film Corporation
                        (a television and film production and
                          development company)
                        1245 Fowler Street, NW
                        Atlanta, GA  30318

     Steven D. Brown
     ---------------

     Business address:  American Artists Film Corporation
                        1245 Fowler Street, NW
                        Atlanta, GA  30318

     Employment:        Co-Chairman of the Board of Directors
                          and Chief Executive Officer
                        (a television and film production and
                          development company)
                        1245 Fowler Street, NW
                        Atlanta, GA  30318


Mr. Hauck, Ms. Jones and Mr. Brown are all citizens of the United States of America. None of them, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of them was a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (c) The Filer has not effected during the past 60 days any transactions in the Issuer's Class A Common Stock, par value $0.001 per share (or in the Issuer's Class B Common Stock, par value $0.001) except the merger transaction described in Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 5(b) above for information concerning a voting agreement to which Filer is a party.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Voting Agreement dated April 29, 1996, by and among Steven D. Brown, Rex Hauck, Vivian W. Jones and Glen C. Warren (previously filed as Exhibit 10.22 to Registrant's Registration Statement No. 333-4159 on Form SB-2 and incorporated herein by this reference).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        October 15, 1996                           /s/ Glen C. Warren
--------------------------------            -----------------------------------
              Date                                      Signature



                                                       Glen C. Warren
                                            -----------------------------------
                                                         Name/Title